May 27, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: HSBC Bank plc

Ladies and Gentlemen:

Our client, HSBC Bank plc (“HBEU”), is today filing with the Securities and Exchange Commission a voluntary registration statement on Form 20-F (the “Form 20-F Registration Statement”) to register its ordinary shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As discussed on a call with the staff (the “Staff”) of the Division of Corporation Finance on May 25, 2022, the purpose of this voluntary filing is so that HBEU, a wholly-owned subsidiary of HSBC Holdings plc, a well-known seasoned issuer (“WKSI”) that meets the registrant requirements of Form F-3, can subsequently rely on General Instruction I.A.5 of Form F-3 to use Form F-3 to register the offer and sale of HBEU’s investment grade debt securities, including structured notes, under the Securities Act of 1933, as amended (the “Securities Act”). HBEU is relying on the Staff guidance as set out in the Securities Act Forms, Compliance and Disclosure Interpretations, Question 117.01, as applied by analogy to foreign private issuers.

Once the Form 20-F becomes effective under the Exchange Act, as a wholly-owned subsidiary of a WKSI within the meaning of Rule 405 under the Securities Act, HBEU intends promptly to file an automatic shelf registration statement on Form F-3, which will incorporate by reference the Form 20-F Registration Statement.

Division of Corporation Finance
May 27, 2022

Should the Staff have any questions or comments in relation to the Form 20-F Registration Statement, please do not hesitate to contact me on +44 20 7614 2230.

Sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:	Matthew Gillen (HSBC Bank plc)